September 20, 2012	J. Craig Walker D 312.807.4321 F 312.827.8179 craig.walker@klgates.com

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barros:

Nuveen Long/Short Commodity Total Return Fund 333-174764

This letter responds to the comments received in a telephone call from Stacie Gorman of the Staff to the undersigned on September 13, 2012, regarding Amendment No. 5 to the Registration Statement on Form S-1 of the Nuveen Long/Short Commodity Total Return Fund (the “Fund”). In that conversation, Ms. Gorman reiterated comments 1 and 3 contained in your letter dated August 16, 2012, regarding Amendment No. 4 to the Registration Statement, and confirmed the additional comment of the Staff that the number of shares being offered should be set forth on the cover of the preliminary prospectus. For convenience, each of your comments is repeated below, with our response immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 6, which was filed with the SEC on the date of this letter. Amendment No. 6 contains other updating revisions in addition to the responses to the Staff’s comments. A copy of that amendment, marked to show changes from Amendment No. 5, is enclosed for your convenience.

General

1.	Comment. We note your response to comment 1 of our letter dated January 11, 2012. Please note that we will continue to monitor for your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011.

Response: A revised fee table was previously added to the Registration Statement. The principal underwriters are identified on the cover page of the preliminary prospectus, and the information required by Item 508 of Regulation S-K is reflected in the “Underwriting” section.

Ms. Sonia Gupta Barros

September 20, 2012

2.	Comment. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: A statement that the Fund qualifies as an “emerging growth company” has been added on the cover, and the Fund has added an additional discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Emerging Growth Company Status” containing the additional requested disclosure.

Ms. Sonia Gupta Barros

September 20, 2012

Cover Page

3.	Comment. Please include the number of shares being offered on the cover page of the preliminary prospectus.

Response: The number of shares being offered has been included on the cover page and in other appropriate locations in the preliminary prospectus.

*    *    *    *    *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4321, David Glatz at 312.807.4295 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker

Copies to:	Gifford Zimmerman
Christopher Rohrbacher